SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 0-50657

SEABRIDGE GOLD INC.
(Exact name of Registrant as specified in its Charter)

172 King Street East, 3rd Floor, Toronto, Ontario, Canada M5A 1J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc. (Registrant)
Date: April 7, 2006
	By:	/s/ Roderick Chisholm Name: Roderick Chisholm Title: Chief Financial Officer

EXHIBITS

Exhibit 22.1	Notice of Annual and Special Meeting of Shareholders of Seabridge Gold Inc., to be held on June 9, 2005 in Toronto, Ontario, Canada dated April 25, 2005 and Management Proxy Circular.
Exhibit 22.2	Form of Proxy.
Exhibit 22.3	Letter to Registered and Beneficial Shareholders of Seabridge Gold Inc. re: National Instrument 51-102 Interim Financial Statement and Report Exemption.
Exhibit 99.1	Press Release issued March 23, 2006 in which the Registrant announced filing of its audited financial statements and Management’s discussion and Analysis for the year ending December 31, 2005.
Exhibit 99.2	Annual Report to Shareholders of the Registrant for the year ended December 31, 2005.
Exhibit 99.3	Certificate of the chief executive officer of the Registrant dated March 14, 2006 on Form 52-109F1.
Exhibit 99.4	Certificate of the chief financial officer of the Registrant dated March 14, 2006 on Form 52-109F1.